UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Farmer Bros. Co.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

307675108

(CUSIP Number)

John A. Levin

Levin Capital Strategies, L.P.

595 Madison Avenue, 17th Floor

New York, NY 10022

(212) 259-0800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 14, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON

Levin Capital Strategies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,140,173
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,836,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,836,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON

Levin Capital Strategies GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,140,173
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,836,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,836,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON

Bi-Directional Disequilibrium Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

12,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON

LCS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

12,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON

Levcap Alternative Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON

LCS Event Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON

Safinia Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON

LCS L/S, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON

John A. Levin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,140,173
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,836,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,836,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 307675108

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the "Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended to add the following:

On December 3, 2018, Levcap and Safinia were liquidated and are not deemed to beneficially own any Shares and shall cease to be Reporting Persons upon filing of this Amendment No. 2. LCSEP and LCSLS, as the former General Partners of Levcap and Safinia, respectively, ceased to beneficially own any Shares and shall cease to be Reporting Persons upon filing of this Amendment No. 2. In connection with the liquidations, Levcap and Safinia made pro-rata distribution of the Shares they beneficially owned to their general and limited partners. The remaining Reporting Persons will continue filing as a group, statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement (defined and described in Item 6).

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated as follows:

The Shares purchased by LCS were purchased with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 1,836,459 Shares owned directly by LCS is approximately $44,771,770, including brokerage commissions.

The Shares purchased by BiDD were purchased with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 12,500 Shares owned directly by BiDD is approximately $318,784, including brokerage commissions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a)-(d) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 17,002,529 Shares outstanding as of February 8, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 11, 2019.

A.	LCS

(a)       As of the close of business on March 18, 2019, LCS beneficially owned 1,836,459 Shares.

Percentage: Approximately 10.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,140,173*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,836,459*

* See Item 5(d) for further discussion.

(c)	The transactions in the Shares by LCS during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
11

CUSIP NO. 307675108

B.	LCS GP
(a)	As the General Partner of LCS, LCS GP is deemed to beneficially own the 1,836,459 Shares beneficially owned by LCS.

Percentage: Approximately 10.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,140,173*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,836,459*

* See Item 5(d) for further discussion.

(c)	LCS GP has not undertaken any transactions in the Shares during the past 60 days. The transactions in the Shares by LCS during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	BiDD
(a)	As of the close of business on March 18, 2019, BiDD beneficially owned 12,500 Shares.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,500 *
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,500 *

* As the general partner to BiDD, LCSL has shared voting and dispositive power over these Shares. As the investment advisor to BiDD, LCS has shared voting and dispositive power over these Shares.

(c)	The transactions in the Shares by BiDD during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
D.	LCSL
(a)	As the General Partner of BiDD, LCSL is deemed to beneficially own the 12,500 Shares beneficially owned by BiDD.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,500*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,500*

* As the general partner to BiDD, LCSL has shared voting and dispositive power over these Shares. As the investment advisor to BiDD, LCS has shared voting and dispositive power over these Shares.

(c)	LCSL has not undertaken any transactions in the Shares during the past 60 days. The transactions in the Shares by BiDD during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
12

CUSIP NO. 307675108

E.	Levcap
(a)	As of the close of business on March 18, 2019, Levcap does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Levcap has not undertaken any transactions in the Shares during the past 60 days. In connection with its liquidation, Levcap made a pro-rata distribution of the Shares it beneficially owned to its general and limited partners.
F.	LCSEP
(a)	As the former General Partner of Levcap, LCSEP does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	LCSEP has not undertaken any transactions in the Shares during the past 60 days.
G.	Safinia
(a)	As of the close of business on March 18, 2019, Safinia does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Safinia has not undertaken any transactions in the Shares during the past 60 days. In connection with its liquidation, Safinia made a pro-rata distribution of the Shares it beneficially owned to its general and limited partners.
13

CUSIP NO. 307675108

H.	LCSLS
(a)	As the former General Partner of Safinia, LCSLS does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	LCSLS has not undertaken any transactions in the Shares during the past 60 days.
I.	John Levin
(a)	As the Chief Executive Officer of LCS and the Managing Member of LCSL, Mr. Levin is deemed to beneficially own 1,836,459 Shares beneficially owned by LCS.

Percentage: Approximately 10.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,140,173*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,836,459*

* See Item 5(d) for further discussion.

(c)	Mr. Levin has not undertaken any transactions in the Shares during the past 60 days. The transactions in the Shares by LCS during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)  Various separately managed accounts for whom LCS acts as investment manager have the right to receive dividends from, and the proceeds from the sale of 1,823,959 Shares. Dispositive power over such Shares is shared. Voting power over such Shares is deemed shared between such managed accounts and LCS with respect to 1,127,673 Shares.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to add the following:

On March 20, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

14

CUSIP NO. 307675108

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended to add the following exhibit:

99.1:	Joint Filing Agreement, dated March 20, 2019.

15

CUSIP NO. 307675108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2019

Levin Capital Strategies, L.P.

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Chief Executive Officer

Levin Capital Strategies GP, LLC

By:	John A. Levin 2005 GRAT Separation Trust, as Managing Member

By:	/s/ Elisabeth Levin
	Name:	Elisabeth Levin
	Title:	Trustee

Bi-Directional Disequilibrium Fund, L.P.

By:	LCS, LLC, its General Partner

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

LCS, LLC

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

Levcap Alternative Fund, L.P

By:	LCS Event Partners, LLC, its General Partner

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

16

CUSIP NO. 307675108

LCS Event Partners, LLC

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

Safinia Partners, L.P.

By:	LCS L/S, LLC, its General Partner

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

LCS L/S, LLC

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

/s/ John A. Levin
John A. Levin

17

CUSIP NO. 307675108

Schedule A

Transactions in the Shares During the Past Sixty Days

Date	Buy or Sell	Quantity	Price Per Share (before commission)	Reporting Person
March 18, 2019	Buy	59,453	23.7	Levin Capital Strategies, L.P.
March 18, 2019	Buy	71	23.5	Levin Capital Strategies, L.P.
March 18, 2019	Buy	2,196	23.65	Levin Capital Strategies, L.P.
March 18, 2019	Buy	4,482	23.6656	Bi-Directional Disequilibrium Fund, L.P.
March 18, 2019	Buy	125,115	23.6338	Levin Capital Strategies, L.P.
March 15, 2019	Buy	47,312	23.7443	Levin Capital Strategies, L.P.
March 15, 2019	IA Termination[1]	388	--	Levin Capital Strategies, L.P.
March 14, 2019	Buy	8,243	23.7485	Levin Capital Strategies, L.P.
March 14, 2019	Buy	71,299	23.7491	Levin Capital Strategies, L.P.
March 14, 2019	Buy	200	23.85	Levin Capital Strategies, L.P.
March 14, 2019	Buy	89	23.75	Levin Capital Strategies, L.P.
March 13, 2019	Buy	900	24.0228	Levin Capital Strategies, L.P.
March 12, 2019	Buy	105	23.75	Levin Capital Strategies, L.P.
March 11, 2019	Buy	6,134	23.73	Levin Capital Strategies, L.P.
March 8, 2019	Buy	6,103	23.5671	Levin Capital Strategies, L.P.
March 12, 2019	Buy	15,289	23.5977	Levin Capital Strategies, L.P.
March 6, 2019	Buy	16,425	23.7421	Levin Capital Strategies, L.P.
March 5, 2019	Buy	5,956	23.7404	Levin Capital Strategies, L.P.
March 1, 2019	Buy	417	24	Levin Capital Strategies, L.P.
March 1, 2019	Buy	1,016	23.849	Levin Capital Strategies, L.P.
February 27, 2019	Buy	2,941	23.6952	Levin Capital Strategies, L.P.
February 22, 2019	Buy	628	23.79	Levin Capital Strategies, L.P.
February 21, 2019	Buy	1,710	23.845	Levin Capital Strategies, L.P
February 21, 2019	IA Termination[1]	80	--	Levin Capital Strategies, L.P
February 20, 2019	Buy	1,760	23.845	Levin Capital Strategies, L.P
February 19, 2019	Buy	373	23.8599	Levin Capital Strategies, L.P
February 15, 2019	Buy	7,032	24.24	Levin Capital Strategies, L.P
February 13, 2019	Buy	2,835	23.993	Levin Capital Strategies, L.P

CUSIP NO. 307675108

February 12, 2019	Buy	999	24.01	Levin Capital Strategies, L.P
February 12, 2019	Buy	20,995	23.8398	Levin Capital Strategies, L.P
February 12, 2019	Buy	356	24	Levin Capital Strategies, L.P
February 12, 2019	Buy	41,836	23.5867	Levin Capital Strategies, L.P
February 11, 2019	Buy	9,902	24.4916	Levin Capital Strategies, L.P
February 8, 2019	Buy	42,000	23.7	Levin Capital Strategies, L.P
February 7, 2019	IA Termination[1]	232	---	Levin Capital Strategies, L.P
February 7, 2019	Buy	1,330	24	Levin Capital Strategies, L.P
February 6, 2019	Buy	1,000	24.2879	Levin Capital Strategies, L.P
February 5, 2019	Buy	1,378	24.4945	Levin Capital Strategies, L.P
February 4, 2019	Buy	10,917	24.4858	Levin Capital Strategies, L.P
February 1, 2019	Buy	10,726	24.4973	Levin Capital Strategies, L.P
January 31, 2019	Buy	1,387	24.4915	Levin Capital Strategies, L.P
January 30, 2019	Buy	7,427	24.4883	Levin Capital Strategies, L.P
January 29, 2019	Buy	6,305	24.5063	Levin Capital Strategies, L.P
January 28, 2019	Buy	1,200	24.4875	Levin Capital Strategies, L.P
January 28, 2019	Buy	1000	24.497	Levin Capital Strategies, L.P
January 25, 2019	Buy	5,700	24.6155	Levin Capital Strategies, L.P
January 23, 2019	Buy	100	24.2	Levin Capital Strategies, L.P
January 22, 2019	Buy	100	24.25	Levin Capital Strategies, L.P

1 Represent a Managed Account that has closed. Accordingly, LCS ceased to serve as the investment manager for such Managed Account and as such, relinquished all voting and dispostive power over the shares held in the Managed Account.